Brera Holdings Limited

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

November 30, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Alyssa Wall
Lilyanna Peyser
Abe Friedman
Angela Lumley

Re:	Brera Holdings PLC

Registration Statement on Form F-1

Filed November 4, 2022

File No. 333-268187

Ladies and Gentlemen:

We hereby submit the responses of Brera Holdings PLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated November 28, 2022, providing the Staff’s comments with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form F-1

Risk Factors, page 13

1.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: We have revised the Registration Statement as requested by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

2.	We note your disclosure regarding the August 16, 2022 sponsorship agreement entered into with Fudbalski Klub Akademija Pandev, which was founded and is owned by one of your director nominees. Please revise your Related Party Transactions section to include the disclosure required by Item 7(B) of Form 20-F related to that agreement.

Response: We have revised the Registration Statement as requested by the Staff.

Exhibit 5.1

3.	It appears that you are assuming that the company has sufficient shares to conduct the offering. Please revise. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 for additional guidance.

Response: In response to the Staff’s comment, the Company has filed a revised legal opinion as Exhibit 5.1 to the Registration Statement.

General

4.	We note your disclosure on the prospectus cover page that your founders “will retain controlling voting power in the Company based on having approximately 95.8% of all voting rights” and that your “key officers and directors will beneficially own approximately 46.9% of our outstanding share capital following this offering. . . [and a]s a result, they may have the ability to approve all matters submitted to our shareholders for approval.” Please revise to clarify which persons will have controlling voting power and which persons may have controlling voting power. State that you will be a controlled company, and include a risk factor discussing the risks associated with being a controlled company. Make conforming changes in the prospectus for the secondary offering.

Response: We have revised the Registration Statement as requested by the Staff.

5.	As it appears that you are offering warrants to purchase Class B ordinary shares, please provide a legality opinion covering the warrants. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19 for additional guidance.

Response: In response to the Staff’s comment, the Company has filed the revised legal opinion as Exhibit 5.1 referenced above and a legal opinion as Exhibit 5.2 to the Registration Statement, which provide legality opinions with respect to the warrants to be offered to the representative of the underwriters under the Registration Statement.

Selling Shareholders, page Alt-3

6.	Please provide the addresses of the selling shareholders. Refer to Item 9(D) of Form 20-F.

Response: We have revised the Registration Statement as requested by the Staff.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (949) 233-7869 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Brera Holdings PLC

By:	/s/ Sergio Carlo Scalpelli
Sergio Carlo Scalpelli
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.